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May 21, 2021

CONFIDENTIAL – VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Chris Edwards Celeste Murphy

Re:	Immunome, Inc.

Registration Statement on Form S-1

Filed May 11, 2021

File No. 333-256018

Ladies and Gentlemen:

This letter sets forth the response of Immunome, Inc. (the “Company”) to the comment letter, dated May 17, 2021, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed with the Commission on May 11, 2021. Concurrently, the Company is submitting an amendment to the Registration Statement on Form S-1 (the “Amendment”). Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment.

In order to facilitate your review, we have repeated each comment in its entirety in italicized text in the original numbered sequence and followed by the Company’s response. When indicated, the responses below are contained in the Amendment. References to page numbers in this letter refer to the pagination of the Amendment.

1.	We note the statement on the cover page of the prospectus that selling stockholders will be named in the prospectus or in supplements to the prospectus. Please note that since you are not eligible to rely on Rule 430B of Regulation C, you must file a post-effective amendment to add selling stockholders to the registration statement. Please revise your disclosure as appropriate and include the amount of securities registered on behalf of each selling shareholder. For guidance, please refer to Rule 430B and Regulation S-K CD&I 140.03.

Response: The Company respectfully acknowledges the Staff's comment and has revised the Amendment to disclose the selling stockholders as set forth on pages 7, 8, 9, 10 and 11 of the Amendment.

2.	Please update the documents incorporated by reference to include the quarterly report on Form 10-Q for the quarter ended March 31, 2021.

Response: The Company respectfully acknowledges the Staff's comment and has updated the documents incorporated by reference to include the quarterly report on Form 10-Q for the quarter ended March 31, 2021 as set forth on page 19 of the Amendment.

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MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

MINTZ May 21, 2021 Page 2

If you have any questions or comments in connection with this letter or the Amendment, please contact the undersigned by phone at (212) 692-6856 or via e-mail at dabagliebter@mintz.com.

Very truly yours,

/s/ Daniel Bagliebter
Daniel Bagliebter

cc:	Purnanand D. Sarma, Ph.D., Chief Executive Officer (Immunome, Inc.) Sandra G. Stoneman, Chief Legal Officer and General Counsel (Immunome, Inc.)